Exhibit d(13)(e)

AMENDMENT NO. 4

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 4 to the INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of October 30, 2020, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (“VALIC”), and MASSACHUSETTS FINANCIAL SERVICES COMPANY (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, VALIC and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended (the “Advisory Agreement”), pursuant to which VALIC has agreed to provide investment management, advisory and administrative services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, VALIC and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated June 20, 2005, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain investment series (the “Covered Funds”) of the Company, as listed on Schedule A to the Subadvisory Agreement; and

WHEREAS, the Board of Directors of the Company has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Covered Funds.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.      Section 9. Notices. Section 9 is hereby deleted in its entirety and restated as follows:

9.     Notices

All notices hereunder shall be given in writing (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by registered or certified mail or by overnight delivery (postage prepaid, return receipt requested) to VALIC and to SUB-ADVISER at the address of each set forth below:

If to VALIC:

The Variable Annuity Life Insurance Company

2919 Allen Parkway

Houston, Texas 77019

Attn: Mutual Fund Legal

With a copy to:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, NJ 07311

Attn: General Counsel

If to SUB-ADVISER:

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, MA 02199

Attn: General Counsel

2.     Proxy Voting. A new section is hereby added to the Subadvisory Agreement as follows:

10.     Proxy Voting and Corporate Actions

VALIC will vote all proxies relating to securities held by a Covered Fund. VALIC will vote all such proxies in accordance with such proxy voting guidelines and procedures adopted by the VC I Board of Directors. VALIC may, on certain non-routine matters, consult with the SUB-ADVISER before voting proxies relating to securities held by a Covered Fund. VALIC will instruct the Custodian and other parities providing services to VC I promptly to forward to the proxy voting service copies of all proxies and shareholder communications relating to securities held by each Covered Fund. The SUB-ADVISER shall not be responsible for (i) directing the vote of any proxy; (ii) instructing the Custodian or any other party providing services to VC I to forward to the proxy voting service copies of any proxies and shareholder communications relating to securities held by a Covered Fund, or (iii) taking any action on behalf of a Covered Fund in connection with a class action lawsuit, settlement proceeding, or other legal proceeding (including, without limitation, bankruptcies) involving portfolio securities owned by the Covered Fund.

To the extent that a Covered Fund invests in the securities of an issuer that provides investors with an opportunity to tender their interests with respect to such securities, the SUB-ADVISER is authorized and empowered to determine whether a tender should be made with respect to the Covered Fund’s investment in such securities.

3.     Force Majeure. A new section is hereby added to the Subadvisory Agreement as follows:

11.     Force Majeure

Neither party to this Agreement shall be liable for damages resulting from delayed or defective performance when such delayed or defective performance arises out of causes beyond the control and without the fault or negligence of the offending party and could not have been reasonably prevented by the offending party through back-up systems and other business continuation and disaster recovery procedures commonly employed by other SEC-registered investment advisers that meet reasonable commercial standards in the investment management industry. Such causes may include, but are not restricted to, Acts of God or of the public enemy, terrorism, acts of the State in its sovereign capacity, fires, floods, earthquakes, power failures, disabling strikes, epidemics, quarantine restrictions and freight embargos.

4.    Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended to reflect that the Sub-Adviser will manage the assets of the International Opportunities Fund and shall be compensated on those assets managed, in accordance with Section 2 of the Subadvisory Agreement, at the fee rate reflected in Schedule A attached hereto.

5.    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

6.    Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

7.    Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By: /s/ KEVIN J. ADAMSON
Name: Kevin J. Adamson
Title: Authorized Signatory

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ CAROL GEREMIA
Name: Carol Geremia
Title: President

SCHEDULE A

Effective October 30, 2020

Annual Fee computed at the following annual rate, based on average daily net asset value for each month on that portion of the assets managed by SUB-ADVISER, and payable monthly:

Covered Funds	Fee

International Opportunities Fund	0.60% on the first $50 million 0.55% on the next $50 million 0.50% on assets over $100 million

Large Capital Growth Fund	0.375% on the first $250 million 0.350% on assets over $250 million